January 15, 2008

Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549 -0404

RE:	Energen Corporation

Alabama Gas Corporation

Form 10-K for the year ended December 31, 2006

Filed February 27, 2007

File No. 1-7810 & 2-38960

Dear Mr. Allegretto:

Energen Corporation has received your letter to our Chief Financial Officer, Charles Porter, dated December 14, 2007. We have reviewed your comments and submit the following responses for your consideration:

General

1. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

We have spoken by telephone with Mr. Murphy about the level of detail desired and have provided the requested reserve report to him in CD-ROM form. In our cover letter to Mr. Murphy we have requested that the report be returned to us pursuant to the guidelines in Rule 418(b) of Regulation C.

Properties, page 13

2. Please revise your document to expand your disclosure on your principal properties. We note that you only provide production and reserve information for major geographical areas and provide a cross-reference to Item 1. However, Item 1 only discloses the same major geographical areas in which you operate. Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

The Company has reviewed the instructions for Item 102 of Regulation S-K for guidance. Due to the large number of wells and the diversity of the properties owned, the Company does not consider any individual property to be of major significance. At December 31, 2006 the Company did not have any individual property in excess of 10% of its reserves and had only two properties in excess of 5% (approximately 6% each) of its reserves. The largest individual property owned by the Company represented less than 5% of the Company’s total 2006 production. The Company respectfully requests that it not be required to revise its prior filing due to the size of individual properties in relation to the Company’s total reserves and production volumes. The Company will continue to review Instruction 3 to Item 102 of Regulation S-K for guidance as properties change and expand disclosures of any significant properties as required in future filings.

The Company also will expand, in future filings, its property description section to include the following additional information by geographic area:

•	developed portion of proved reserves

•	reserves by commodity

•	number of net wells

•	developed and undeveloped acres

Although we believe our existing descriptions comply with the required disclosures, these additions will provide further clarity and communication related to the general requirement to disclose “such information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities.”

Results of Operations, page 23

3. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 25 that O&M expense increased by $31.5 million in 2006 due to several reasons. While this information is helpful, you do not quantify the extent to which income was affected by each of the explanations given. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a) (3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Please note that comparisons were quantified in the discussion of Consolidated Net Income for the years 2006 vs. 2005 and the years 2005 vs. 2004 on page 24 in the 2006 Form 10-K. The Company acknowledges, however, that opportunities exist for further quantitative disclosures in certain circumstances.

In future filings, the Company will provide additional quantitative disclosures material and helpful to an overall understanding of the financial statements and calculable in a reasonable and timely manner.

Long Term Debt and Notes Payable, page 53

4. Please tell us whether there are any conditions that may exist which could restrict your ability to pay dividends. If so, please refer to Rule 4-08(e) of Regulation S-X.

No conditions exist which could restrict the Company’s ability to pay dividends.

Note 4. Income Taxes, page 56

5. Please supplementally explain, with a view toward clarification in future filings, the meaning of “minimum tax credit” and whether the amount previously recognized is the same amount that can be carried forward indefinitely. We assume the total of these amounts were the amount of alternative minimum tax previously paid that can be carried forward as a credit to future periods. If otherwise, please clarify our understanding. Also, confirm that the deferred tax assets that have been fully reserved through a valuation allowance are included in Energen’s “Other, net” deferred tax asset. Lastly, tell us why other deferred tax assets/liabilities for Energen and Alabama Gas have been netted in Other.

Your understanding of the minimum tax credit is correct. Supplementally, the minimum tax credit described in Note 4, Income Taxes, relates to the cash utilization of the tax credit for producing fuel from a nonconventional source under Internal Revenue Code Section 29 and the alternative minimum tax (AMT) limitation in the consolidated income tax return. Under Section 53, the Company is allowed to increase the minimum tax credit for any Section 29 credits that were not allowed under the AMT limitation.

The Company’s minimum tax credit is the total amount of Section 29 tax credits produced by the Company through December 31, 2002 which have not been utilized in the Company’s consolidated tax returns through December 31, 2006. The minimum tax credit of $1.3 million as of December 31, 2006 can be carried forward indefinitely to reduce the Company’s future cash tax liability and is the same amount which has been previously recognized as a reduction of income tax expense in years prior to 2006.

The deferred tax assets that have been fully reserved through a valuation allowance are included in Energen’s “Other, net” deferred tax asset. The Company did not net deferred tax assets and liabilities for Energen and Alabama Gas in “Other”, rather these amounts are separately stated as a deferred tax asset or a deferred tax liability.

The Company will review income tax disclosures with a view toward clarification as requested by the SEC in future filings.

Employee Benefit Plans, page 57

6. Help us understand the nature of the regulatory liability for pension benefits and any interrelatedness of this item to the pension related regulatory assets. In this regard, explain the reduction to regulatory liability of $3.2 million for 12/31/06 for the portion of the plan obligation to be provided through rates in future periods. Show us where the $3.2 regulatory liability was classified in the table on page 75 since your disclosure on page 59 suggests the regulatory liability may have existed at December 31, 2005.

Alagasco is subject to the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” In general, SFAS No. 71 requires a cost to be recognized as a regulatory asset that otherwise would be charged to expense if it is probable that the cost is recoverable in the future through regulated rates. Likewise, if current recovery is provided for a cost that will be incurred in the future, SFAS No. 71 requires the cost to be recognized as a regulatory liability. The regulatory liability for employee benefit plans represents a net reduction in utility rates to be applied in future periods for the aggregate overfunded pension and postretirement plans. In a similar manner, the regulatory asset for employee benefit plans represents an increase in utility rates to be applied in future periods for the aggregate underfunded pension plans. There is no interrelationship between the regulatory liability and the regulatory assets.

In conjunction with Energen and Alagasco’s implementation of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” the Company recognized a regulatory liability for its aggregate overfunded plans at December 31, 2006. The funded status of pension and postretirement plans were not recognized in the financial statements prior to the adoption of SFAS No. 158. Accordingly, the $3.2 million referenced amount was not recognized as a regulatory liability at December 31, 2005. The table below provides details of the components of the regulatory liability as of December 31, 2006 and additional explanations of the amounts disclosed:

($000)	Over-funded status/ (Under-funded status)		Accrued/ (Prepaid) position		Benefit/(Charge) to Regulatory Liability
Pension plan	3,853		(7,087	) B	(3,234	) B
Postretirement plans	10,081		373	C	10,454	C

Total pension and postretirement benefits liability	13,934	A	(6,714)		7,220	D

A - SFAS No. 158 required the Company to aggregate plans based on their funded status. The referenced pension plan and the postretirement plans were in a cumulative over-funded status at December 31, 2006 of $13.9 million.

B - The prepaid pension plan total of $7.1 million at December 31, 2006 included the impact of unrecognized actuarial pension losses and prior service pension costs. The net charge to the regulatory liability of $3.2 million was disclosed as a reduction to regulatory liability on page 59 (paragraph 1).

C - The total for the accrued postretirement plans of $0.4 million at December 31, 2006 included the impact of unrecognized transition obligations and unrecognized postretirement actuarial gains. The net benefit was disclosed as a $10.5 million establishment of a regulatory liability on page 61 (paragraph 1).

D - Total pension liability and postretirement benefit disclosed on page 75 (line item in Note 15 noncurrent regulatory liabilities table).

Note 15. Regulatory Assets and Liabilities, page 75

7. The lack of paragraph 20 of SFAS no. 71 disclosure infers that all of the regulatory assets in this table are earning a return. If this is not the case, please revise to disclose the remaining amounts and recovery periods of regulatory assets not earning a current return.

Alagasco’s allowed return is based on its average common equity rather than on its rate base. No adjustment is made to the average common equity to exclude its investment in regulatory assets. In Note 15, Regulatory Assets and Liabilities, the Company disclosed the following:

“As described in Note 2, Alagasco’s rates are established under the RSE rate-setting process and are based on average equity for the period. Alagasco’s rates are not adjusted to exclude a return on its investment in regulatory assets during the recovery period.”

Although SFAS No. 71, paragraph 20, requires disclosure if regulatory assets are excluded from the rate base, the Company does not believe disclosure was required since the average common equity is not adjusted to exclude the investment in regulatory assets.

Oil and Gas Operations, page 76

8. Please revise your document to include adequate explanations for the significant reserve changes in the reserve table. See paragraph 11 of SFAS 69 for guidance.

The Company believed that it complied with the requirements of paragraph 11 of SFAS 69 and adequately disclosed the 2006 reserve changes. Please note that significant changes were disclosed in various locations within the 10-K:

•	In the last paragraph on page 5, the Company provided a general description of its development activities and the results those activities may have on reserve additions.

•

On page 6, in the first full paragraph, the Company disclosed that Energen Resources’ successful development wells and other activities added approximately 147 Bcfe of proved reserves. These volumes are shown as Discoveries and other additions on page 77 under Oil and Gas Operations in the table for the year ended December 31, 2006 as gas MMcf 99,988 + oil Mcfe 42,078 (7,013 MBbl x 6 conversion) + NGL Mcfe 4,872 (812 MBbl x 6 conversion) = 147 Bcfe.

•

Additionally, the Company discussed the acquisition of gas properties in the San Juan Basin for approximately $30 million that added approximately 19 Bcfe of proved reserves at the top of page 28. These volumes are shown as Purchases in the December 31, 2006 table in Note 19 on page 77.

•

The other line item shown in the December 31, 2006 table on page 77, which was not explained in detail in the report, was the 70 Bcfe of Revisions of previous estimates. This amount represents 4% of the total reserves and was not considered significant. Supplementally, more than half of the revision was due to pricing as the Company used year-end prices pursuant to rules prescribed by the SEC.

The Company respectfully requests that it not be required to revise its prior filing to consolidate this information. In future filings, the Company will consolidate the information relating to changes in the reserves within the SFAS No. 69 footnote beginning with the December 31, 2007 10-K filing to be submitted to the SEC no later than February 29, 2008. The Company will provide adequate explanations for the significant reserve changes within the reserve table to facilitate a full and complete understanding of changes to the reserves.

Exhibit 31

9. We note that your certifications relate to two registrants, Energen and Alabama Gas. We further note that your officers certify that you have “designed such internal control over financial reporting .… to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles” for Alabama Gas when, in fact, the disclosure in your Form 10-K does not indicate that Alabama Gas has designed such internal controls nor are they required to at this time. Please file an amendment to the Form 10-K for the period ended December 31, 2006, and to the Form 10-Q for the first three quarters of 2007, to provide separate certifications for each registrant as it is not appropriate for you to provide one certification for both registrants where the facts underlying each certification differ.

The Company acknowledges that Alabama Gas Corporation was not required to provide the Item 9A (b) Management’s Report on Internal Control over Financial Reporting. Although the Company expressly identified Item 9A (b) as pertaining to Energen Corporation, preparation of Managements’ Report on Internal Control over Financial Reporting for Energen included a comparable level of work with respect to Alabama Gas. This occurred even though conclusions were not required to be stated with respect to Alabama Gas. Consequently, the underlying factual content of the certifications was consistent and accurate with respect to both Energen Corporation and Alabama Gas Corporation and the Company believed differently stated certifications were not necessary. The Company respectfully submits that based on the Company’s efforts, an amendment is not needed and that one certification is accurate for the December 31, 2006 Form 10-K and the 2007 Form 10-Qs, as the facts underlying each certificate were substantively the same for both registrants. The Company also notes that in future filings, beginning with the 2007 Form 10-K, Alabama Gas Corporation will be required to provide Item 9A(b) Management’s Report on Internal Control over Financial Reporting.

In accordance with your request, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary